Ex99.73
FORM 13-502F1
CLASS 1 AND CLASS 3B REPORTING ISSUERS – PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I,  Ryan Ptolemy, an officer of the reporting issuer noted below have examined this Form 13-502F1 (the Form) being submitted hereunder to the Ontario Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

/s/Ryan Ptolemy	February 19, 2021
Name: Ryan Ptolemy	Date
Title: CFO

Reporting Issuer Name:  Routemaster Capital Inc.

End date of previous financial year:       December 31, 2020

Type of Reporting Issuer:   ✔ Class 1 reporting issuer  Class 3B reporting issuer

Highest Trading Marketplace:       NEO
(refer to the definition of “highest trading marketplace” under OSC Rule 13-502 Fees)

Market value of listed or quoted equity securities:
(in Canadian Dollars - refer to section 7.1 of  OSC Rule 13-502 Fees)

Equity Symbol       RM

   1st Specified Trading Period (dd/mm/yy)
      (refer to the definition of “specified trading period” under OSC Rule 13-502 Fees)  January 1, 2020   to   March 31, 2020

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or  quoted on the highest trading marketplace  $ 0.03 (i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period   41,513,631  (ii)

Market value of class or series  (i) x (ii) $ 1,245,408.93 (A)

2nd Specified Trading Period (dd/mm/yy)
   (refer to the definition of “specified trading period” under OSC Rule 13-502 Fees) April 1, 2020 to   June 30, 2020

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or  quoted on the highest trading marketplace  $ 0.04 (iii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period  61,513,631  (iv)

Market value of class or series  (iii) x (iv) $ 2,460,545.24 (B)

3rd Specified Trading Period (dd/mm/yy)
(refer to the definition of “specified trading period” under OSC Rule 13-502 Fees)   July 1, 2020 to September 30, 2020

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or  quoted on the highest trading marketplace    $ 0.06 (v)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period 61,513,631  (vi)

Market value of class or series  (v) x (vi) $ 3,690,817.86 (C)

  4th Specified Trading Period (dd/mm/yy)   October 1, 2020 to December 31, 2020
  (refer to the definition of “specified trading period” under OSC Rule 13-502 Fees)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace  $0.66  (vii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period   103,405,299 (viii)

Market value of class or series  (vii) x (viii) $ 68,247,497.34 (D)

  5th Specified Trading Period (dd/mm/yy)                    to
  (refer to the definition of “specified trading period” under OSC Rule 13-502 Fees)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or  quoted on the highest trading marketplace    $          (ix)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period               (x)

Market value of class or series  (ix) x (x) $               (E)

Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))$ 18,911,067.342 (1)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary pursuant to paragraph 2.8(1)(c) of OSC Rule 13-502 Fees, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities:
  (Provide details of how value was determined)       $                     0   (2)

Capitalization for the previous financial year (1) + (2) $ 18,911,067.342

Participation Fee     $ 1,070

Late Fee, if applicable     $ 0

  Total Fee Payable   $ 1,070